                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              -------------------

                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934


                              Just For Feet, Inc.
         -------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock - $.0001 Par Value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   48213P106
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [XX].



                   (Cover Page continued on separate page.)
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COVER PAGE (Continued)


CUSIP Number  48213P106
              ----------


1.    Name of Reporting Person: Harold Ruttenberg


      Social Security Number of Reporting Person:


2.    Check the Appropriate Box if a Member of a Group:

      (a)
      (b)


3.   SEC Use Only:

4.   Citizenship or Place of Organization: United States citizen

     Number of                 5. Sole Voting Power: 3,644,571 shares
     Shares Bene-
     ficially                  6. Shared Voting Power:  None
     Owned by
     Each                      7. Sole Dispositive Power: 2,206,923 shares
     Reporting
     Person With               8. Shared Dispositive Power: None

9.   Aggregate Amount Beneficially Owned by Reporting Person:
     3,644,571 shares

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares:
                                                                    ---

11.  Percent of Class Represented by Amount in Row 9: 46%

12.  Type of Reporting Person: IN


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Item 1(a) Name of Issuer: Just For Feet, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
          3000 Riverchase Galleria, Suite 990, Birmingham, Alabama 35244

Item 2(a) Name of Person(s) Filing: Harold Ruttenberg

Item 2(b) Address of Principal Business Office:
          3000 Riverchase Galleria, Suite 990, Birmingham, Alabama 35244

Item 2(c) Citizenship: United States Citizen

Item 2(d) Title of Class of Securities:
          Common stock, $.0001 Par Value

Item 2(e) CUSIP Number: 48213P106

Item 3    Not applicable

Item 4    Ownership

          (a) Amount Beneficially Owned: 3,644,571 shares

          (b) Percent of Class: 46%

          (c) See answers to Cover Page Item Nos. (5), (6), (7) and (8).

Item 5    Ownership of 5% or Less of a Class:  Not Applicable.

Item 6    Ownership of More than 5% on Behalf of Another Person: Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8    Identification and Classification of Members of the Group: Not
          Applicable.

Item 9    Notice of Dissolution of the Group: Not Applicable.

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 1/29/95
                                       ---------------------------------
                                       (Date)

                                       /s/ HAROLD RUTTENBERG
                                       ---------------------------------
                                       (Signature)


                                       Harold Ruttenberg,
                                       President, CEO & Chairman of the Board
                                       --------------------------------------
                                       (Name and Title)